December 13, 2022
VIA EDGAR

U.S. Securities and Exchange Commission
Division of Corporation Finance,
Office of Manufacturing
100 F Street, N.E.
Washington, D.C. 20549-3720

Attn:     Patrick Fullem

Re:	BlackSky Technology Inc.
Registration Statement on Form S-3
Filed October 14, 2022; Amendment No. 1 filed December 13, 2022
File No. 333-267889
Acceleration Request
Requested Date:     December 15, 2022
Requested Time:     4:05 p.m. Eastern Time,
or as soon thereafter as practicable
Ladies and Gentlemen:
Pursuant to Rule 461 under the Securities Act of 1933, as amended, BlackSky Technology Inc. (the “Company”) hereby requests that the above-referenced Registration Statement on Form S-3 (File No. 333-267889) (the “Registration Statement”) be declared effective at the “Requested Date” and “Requested Time” set forth above or at such later time as the Company or its counsel may orally request via telephone call to the staff of the Division of Corporation Finance of the Securities and Exchange Commission.
Once the Registration Statement has been declared effective, please orally confirm that event with our counsel, Wilson Sonsini Goodrich & Rosati, P.C., by calling Mark Bass at (202) 973-8826.

Sincerely,

BlackSky Technology Inc.

/s/ Henry Dubois
Henry Dubois
Chief Financial Officer

cc:	Chris Lin
BlackSky Technology Inc.

Mark Bass
Robert Day
Michael Labriola
Wilson Sonsini Goodrich & Rosati, P.C.